FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Disclosure on Form 8.1 for September 29, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

2	Additional Form 8.1 for September 29, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

3	Material Fact dated September 30, 2004, regarding the buy back program announced on July 26, 2004.

4	Announcement regarding Extraordinary and General Shareholders' Meeting

Item 1
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure   September 30, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
September 29, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)      Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2)	Amount bought	Amount sold	Price per unit (Eur)
100,000	7.85
587,900	7.86
572,100	7.87
303,017	7.88
315,000	7.89
344,000	7.90
16,000	7.91

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2)	Amount bought	Amount sold	Price per unit (Eur)
4		7.82
44,000		7.86
26,800		7.87
	2,004	7.82
	9,000	7.83
	10,000	7.90

Derivatives

Type of Instrument	Description	Ratio	B/S	Total	Price
Futures	SAN Future Dec-04	100 shares/ Future	S	250	7.83
Futures	SAN Future Dec-04	100 shares/ Future	B	565	7.85
Futures	SAN Future Dec-04	100 shares/ Future	B	565	7.86
Warrants	CALL @ 10.5 mar-05	1 Share/Warrant	S	15,000	0.04
Warrants	CALL @ 7 dic-04	1 Share/Warrant	B	1,350	0.93
Warrants	CALL @ 7 dic-04	1 Share/Warrant	B	2,500	0.94
Warrants	CALL @ 7 dic-04	1 Share/Warrant	B	8,364	0.95
Warrants	CALL @ 7 dic-04	1 Share/Warrant	S	5,000	0.94
Warrants	CALL @ 8 mar-05	1 Share/Warrant	B	22,000	0.49
Warrants	CALL @ 8 mar-05	1 Share/Warrant	B	10,000	0.51
Warrants	CALL @ 8.5 dic-04	1 Share/Warrant	B	15,000	0.13
Warrants	CALL @ 8.5 dic-04	1 Share/Warrant	B	15,000	0.14
Warrants	CALL @ 8.5 dic-04	1 Share/Warrant	S	5,000	0.14
Warrants	PUT @ 9 dic-04	1 Share/Warrant	S	2,000	1.21

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(3)	Resultant total of the same class owned or controlled
(and percentage of class)

Ordinary Shares
Net position: long  77,830,486  (1.6471%)
Long position: 77,830,486
Short position:

17 Dec 04 Futures Contracts
Net position: short 29,778
Long position: 1,130
Short position: 30,908

18 Mar 05 Futures Contracts
Net position: short 20
Long position: 0
Short position: 20

17 Jun 05 Futures Contracts
Net position: long 117,144
Long position: 117,144
Short position: 0

Options

Total Balance
Option
17 Dec 04 Call Option @ 7.50	(180)
17 Dec 04 Call Option @ 8.25	3,060
17 Dec 04 Call Option @ 8.50	(1,000)
17 Dec 04 Call Option @ 9.00	(100)
17 Dec 04 Call Option @ 9.25	(68)
17 Dec 04 Call Option @ 9.50	(1,800)
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	(5,000)
17 Dec 04 Put Option @ 7.50	(5,000)
17 Dec 04 Put Option @ 7.75	(200)
17 Dec 04 Put Option @ 8.00	(5,512)
17 Dec 04 Put Option @ 8.25	392
17 Dec 04 Put Option @ 8.50	74
17 Dec 04 Put Option @ 8.75	(20)
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	(2,500)
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	825
17 Jun 05 Put Option @ 8.00	0
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30
17 Dec 05 Call Option @ 8.75	224
17 Dec 05 Put Option @ 7.75	208
17 Mar 05 Call Option @ 8.50	(399)
18 Dec 06 Put Option @ 7.50	(400)
17 Mar 05 Put Option @ 7.25	(9,600)

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Warrants

Strike price (Eur.)	C/P	Expiry	Ratio	Total

7	PUT	17/12/2004	1.00	500,000

8	Put	17/12/2004	1.00	500,000

9	Put	17/12/2004	1.00	492,100

6	Call	17/12/2004	1.00	570,550

7	Call	17/12/2004	1.00	897,603

8.5	Call	17/12/2004	1.00	572,893

9.5	Call	17/12/2004	1.00	24,830

10	Call	17/12/2004	1.00	429,116

5	Put	18/03/2005	1.00	2,978,600

8.5	Put	18/03/2005	1.00	500,000

9.5	Put	18/03/2005	1.00	500,000

10	Put	18/03/2005	1.00	500,000

8	Call	18/03/2005	1.00	351,396

8.5	CALL	18/03/2005	1.00	2,969,500

9	Call	18/03/2005	1.00	397,634

9.5	Call	18/03/2005	1.00	2,921,500

10	Call	18/03/2005	1.00	2,884,400

10.5	Call	18/03/2005	1.00	316,750

11	Call	18/03/2005	1.00	610,069

5.5	Put	17/06/2005	1.00	3,000,000

10.5	Call	17/06/2005	1.00	3,000,000

11	Call	17/06/2005	1.00	2,997,500

12	Call	17/06/2005	1.00	3,000,000

12.5	Call	17/06/2005	1.00	3,000,000

7	Put	16/12/2005	1.00	1,500,000

8	Put	16/12/2005	1.00	1,498,330

11	Call	16/12/2005	1.00	1,480,300

12	Call	16/12/2005	1.00	1,493,937

13	Call	16/12/2005	1.00	1,496,667

Banco Santander Central Hispano, S.A. – Contract For Difference and SWAP positions

	Expiry date	Opening Strike Price (Eur.)	Long/ Short	Underlying quantity	Date Opened
Banco Santander Central Hispano, S.A.	18-Oct-04	7.85	long	10,196,292	29-Sep-04
Banco Santander Central Hispano, S.A.	22-Mar-05	7.85	long	21,349,000	20-May-02
Banco Santander Central Hispano, S.A.	22-Mar-05	7.85	long	4,305,000	24-Sep-03
IBEX-35 (of which Banco Santander Central Hispano, S.A. is a constituent)	19-Apr-05	9.2923	long	7,652,946	22-Apr-04

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Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)				NO

Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore
Julio Soto Lombardero

(Also print name of signatory)
Emiliano H. Muratore
Julio Soto Lombardero

Telephone and Extension number
+(34) 912-893-270
+(34) 912-893-288

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

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DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:–

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Item 2
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure September 30, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
September 29, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)      Class of securities (eg ordinary shares)

Ordinary shares

(2)	Amount bought	Amount sold	Price per unit (Eur)
10,196,292	7.87

Equity SWAP (total return swap)

	Expiry date	Opening Strike Price (Eur.)	Long/ Short	Underlying Quantity	Date Opened
Banco Santander Central Hispano, S.A.	18-Oct-04	7.87	long	10,196,292	29-Sep-04

The above disclosure relates to an off-market transaction and the entry into of a total return swap between Banco Santander Central Hispano, S.A and ING Bank. Banco Santander Central Hispano, S.A. may reacquire the shares from ING Bank at their then market price on the expiry date of the total return swap. Banco Santander Central Hispano, S.A. may make a further Rule 8 announcement before 12 noon today in relation to other dealings undertaken on 29 September 2004.

(3)	Resultant total of the same class owned or controlled
(and percentage of class)

Ordinary Shares
Net position: long  80,018,703  (1.6942%)
Long position: 80,018,703
Short position:

17 Dec 04 Futures Contracts
Net position: short 30,658
Long position:
Short position: 30,658

18 Mar 05 Futures Contracts
Net position: short 20
Long position: 0
Short position: 20

17 Jun 05 Futures Contracts
Net position: long 117,144
Long position: 117,144
Short position: 0

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Options

Total Balance
Option
17 Dec 04 Call Option @ 7.50	(180)
17 Dec 04 Call Option @ 8.25	3,060
17 Dec 04 Call Option @ 8.50	(1,000)
17 Dec 04 Call Option @ 9.00	(100)
17 Dec 04 Call Option @ 9.25	(68)
17 Dec 04 Call Option @ 9.50	(1,800)
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	(5,000)
17 Dec 04 Put Option @ 7.50	(5,000)
17 Dec 04 Put Option @ 7.75	(200)
17 Dec 04 Put Option @ 8.00	(5,512)
17 Dec 04 Put Option @ 8.25	392
17 Dec 04 Put Option @ 8.50	74
17 Dec 04 Put Option @ 8.75	(20)
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	(2,500)
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	825
17 Jun 05 Put Option @ 8.00	0
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30
17 Dec 05 Call Option @ 8.75	224
17 Dec 05 Put Option @ 7.75	208
17 Mar 05 Call Option @ 8.50	(399)
18 Dec 06 Put Option @ 7.50	(400)
17 Mar 05 Put Option @ 7.25	(9,600)

Warrants

Strike price (Eur.)	C/P	Expiry	Ratio	Total

7	PUT	17/12/2004	1.00	500,000

8	Put	17/12/2004	1.00	500,000

9	Put	17/12/2004	1.00	494,100

6	Call	17/12/2004	1.00	570,550

7	Call	17/12/2004	1.00	890,389

8.5	Call	17/12/2004	1.00	547,893

9.5	Call	17/12/2004	1.00	24,830

10	Call	17/12/2004	1.00	429,116

5	Put	18/03/2005	1.00	2,978,600

8.5	Put	18/03/2005	1.00	500,000

9.5	Put	18/03/2005	1.00	500,000

10	Put	18/03/2005	1.00	500,000

8	Call	18/03/2005	1.00	319,396

8.5	CALL	18/03/2005	1.00	2,969,500

9	Call	18/03/2005	1.00	397,634

9.5	Call	18/03/2005	1.00	2,921,500

10	Call	18/03/2005	1.00	2,884,400

10.5	Call	18/03/2005	1.00	331,750

11	Call	18/03/2005	1.00	610,069

5.5	Put	17/06/2005	1.00	3,000,000

10.5	Call	17/06/2005	1.00	3,000,000

11	Call	17/06/2005	1.00	2,997,500

12	Call	17/06/2005	1.00	3,000,000

12.5	Call	17/06/2005	1.00	3,000,000

7	Put	16/12/2005	1.00	1,500,000

8	Put	16/12/2005	1.00	1,498,330

11	Call	16/12/2005	1.00	1,480,300

12	Call	16/12/2005	1.00	1,493,937

13	Call	16/12/2005	1.00	1,496,667

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Banco Santander Central Hispano, S.A. – Contract For Difference and SWAP positions

	Expiry date	Opening Strike Price (Eur.)	Long/ Short	Underlying quantity	Date Opened
Banco Santander Central Hispano, S.A.	22-Mar-05	7.85	long	21,349,000	20-May-02
Banco Santander Central Hispano, S.A.	22-Mar-05	7.85	long	4,305,000	24-Sep-03
IBEX-35 (of which Banco Santander Central Hispano, S.A. is a constituent)	19-Apr-05	9.2923	long	7,652,946	22-Apr-04
Banco Santander Central Hispano, S.A.	18-Oct-04	7.87	long	10,196,292	29-Sep-04

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)				NO

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

Back to Contents

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:–

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Item 3

MATERIAL FACT

In connection with the buy back programme announced on July 26, 2004, and pursuant to article 4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Santander Central Hispano, S.A. informs that the company Pereda Gestión, S.A. – belonging to the Santander Group – has conducted the following trades on shares of Banco Santander Central Hispano, S.A. on September 29, 2004:

Date	Security	Buy / Sell	Nº of shares	Price (in Euros)

29/09/2004	SAN.MC	S	100,000	7.8500
29/09/2004	SAN.MC	S	587,900	7.8600
29/09/2004	SAN.MC	S	572,100	7.8700
29/09/2004	SAN.MC	S	303,017	7.8800
29/09/2004	SAN.MC	S	315,000	7.8900
29/09/2004	SAN.MC	S	344,000	7.9000
29/09/2004	SAN.MC	S	16,000	7.9100

Disclosure of the dealings described above is being made by Banco Santander Central Hispano, S.A. pursuant to rule 8 of the City Code on Takeovers and Mergers.

Madrid, September 30, 2004

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Item 4

BANCO SANTANDER CENTRAL HISPANO, S.A.

Extraordinary and General Shareholders’ Meeting

     The Board of Directors of this Bank has resolved to convene shareholders to the Extraordinary General Shareholders’ Meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 21 October 2004, at 12 noon on second call, in the event that, due to lack of the necessary quorum, it is not possible to hold that Meeting on first call, which is also convened in this announcement at the same place and time, on 20 October 2004, so that shareholders can discuss and resolve upon items First to Fifth of the following

AGENDA

First.-	Capital increase in the nominal amount of 755,688,951.5 euros by means of the issuance of 1,511,377,903 new ordinary shares having a par value of one-half (0.5) euro and an issuance premium to be determined by the Board of Directors or, in substitution thereof, the Executive Committee, in accordance with the provisions of Article 159.1 c) in fine of the Companies Law (Ley de Sociedades Anónimas) no later than the date of execution of the resolution, for an amount that in all events shall be between a minimum of 3.74 euros and a maximum of 8.20 euros per share. The new shares shall be fully subscribed and paid-up by means of contributions in kind consisting of ordinary shares of the British company Abbey National plc. Total suppression of pre-emptive rights and express provision for the possibility of an incomplete subscription. Option, in accordance with the provisions of Chapter VIII of Title VII and the Second Additional Provision of the Restated Text of the Corporate Income Tax Law (Ley del Impuesto sobre Sociedades) approved by Royal Legislative Decree 4/2004, for the special rules therein provided with respect to the capital increase by means of the contribution in kind of all the ordinary shares of Abbey National plc.

Delegation of powers to the Board of Directors, authorizing the Board to delegate in turn to the Executive Committee, in order to set the terms of the increase in all areas not provided for by the shareholders at this General Meeting, perform the acts needed for the execution thereof, re-draft the text of the first paragraph of Article 4 of the By-laws to reflect the new amount of share capital, execute whatsoever public or private documents as are necessary to carry out the increase and, with respect to the contribution in kind of the shares of Abbey National plc, execute the option for the special tax rules provided for under Chapter VIII of Title VII and the Second Additional Provision of the Restated Text of the Corporate Income Tax Law approved by Royal Legislative Decree 4/2004.

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Request applicable domestic and foreign agencies to admit the new shares to trading on the Madrid, Barcelona, Bilbao, and Valencia stock markets, through the Stock Exchange Interconnection System (Continuous Market) and the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Milan, Lisbon and Buenos Aires, and in New York through ADRs), in the manner required by each of them.

Second.-	Authorization, within the framework of the acquisition of Abbey National plc by the Bank, and once such acquisition has been completed, for the continuation of certain options plans for shares and rights to receive shares of Abbey National plc that it currently grants to employees in its group, replacing options for shares and rights to receive shares of Abbey National plc with options for shares and rights to receive shares of the Bank.

Third.-	Authorization for the delivery of one hundred (100) shares of the Bank to each of the employees of the Abbey National Group plc, as a special bonus upon the acquisition of Abbey National plc, once such acquisition has been completed.

Fourth.-	Ratification of Director.

Fifth.-	Authorization for the Board of Directors to interpret, rectify, supplement, execute and further develop the resolutions adopted by the shareholders at the General Meeting, as well as to substitute the powers it receives from the shareholders acting at the General Meeting, and the grant of powers to convert such resolutions into notarial instruments.

Intervention of Notary Public in the Meeting

     The Board of Directors has resolved to require the presence of a Notary Public to draw up the Minutes of the Meeting, in accordance with the provisions of article 114 of the Companies Law in relation to article 101 of the Regulation on the Companies Register and article 4.2 of the Bank Regulations on the General Shareholders Meeting.

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Item 4

Attendance right

     Shareholders having any number of Bank’s shares registered in their name and who meet the other requirements established by the By-laws are entitled to attend the Meeting. This right to attend may be delegated pursuant to the provisions in this regard set forth in Article 106 of the Companies Law, in the By-laws and in the Regulations of the Shareholders’ Meetings.

Representation and vote via a distance

     Shareholders with the attendance right may grant a representation and vote through via a distance communication means prior to the Shareholders’ Meeting, in accordance with articles 16 and 24 of the By-laws and articles 8 and 20 of the Regulations of the Shareholders’ Meetings. Pursuant to these articles, the Board of Directors has set forth the rules contained therein as follows:

Representation by via a distance communication means

Means to grant the representation

The valid via a distance communication means to grant such representation are the following:

(i)	Electronic means: To grant the representation by electronic communication means with the Company, the Bank shareholders must use the Bank website (www.gruposantander.com). Since the mechanism to grant the representation by electronic means must be provided with the adequate guarantees of safety and identification of the person granting the representation, the shareholders interested in using this mechanism should have entered with the Bank into any of the following agreements that provides the shareholder with access passwords to the electronic vote and representation via a distance application and with an electronic signature:

(a)	Multi-channel Agreement: Shareholders that have entered with the Bank into a Multi-channel Agreement may use the electronic passwords and signature under this agreement for purposes of granting the representation.

(b)	Electronic Vote and Representation Access Agreement: Shareholders not being a party of a Multi-channel Agreement must enter, for the only purpose of using the electronic vote and representation mechanisms and free of any charge by the Bank, into an Electronic Vote and Representation Access Agreement.

Once the shareholder has entered into any of the referred agreements and holds the corresponding passwords and electronic signature, the shareholder may, through the “Shareholders’ Meeting” section of the Bank’s website (www.gruposantander.com), grant its representation to any other shareholder for purposes of the Shareholders’ Meeting.

A shareholder who grants his/her representation by electronic means is required to notify the designated representative of the representation being granted. When the representation is granted to a Director and/or the General Secretary of the Bank, it shall be deemed to have been effected upon receipt by the Bank of such electronic grant of the representation.

Electronic grants of representations must be accepted by the grantee of the proxy, otherwise they may not be used. For this purpose, all electronic grants of representations to shareholders other than the Directors and/or the General Secretary must be printed out, signed and submitted by the proxy holder to the personnel in charge of the shareholder registry on the day and place the Shareholders’ Meeting is held, and within one hour prior to the time provided for the commencement thereof. Therefore, the person to whom the vote is delegated may only exercise such vote by personally attending the Meeting.

(ii)	Delivery or postal correspondence: To grant the representation by delivery or postal correspondence, the shareholders must fill in and sign section “Representation” of the attendance, representation and vote card delivered in paper by the Bank. These representations must be accepted by the grantee of the proxy, otherwise they may not be used. For this purpose, the proxy holder may sign the attendance and representation card, in the corresponding place of the card. The person to whom the vote is delegated may only exercise such vote by personally attending the Meeting.

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The representation card duly executed must be presented in any office of the Bank or delivered by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

In any case, as customary and pursuant to the Regulations of the Shareholders’ Meetings, the representation card duly executed may also be delivered to the personnel in charge of the shareholder registry on the day and place the Shareholders’ Meeting is held, and within one hour prior to the time provided for the commencement thereof.

Via a distance vote

Via a distance vote means

The valid via a distance communication means to vote via a distance are the following:

(i)	Electronic means: To vote via a distance by electronic communication means with the Company, the Bank shareholders must use the Bank website (www.gruposantander.com). To use this vote mechanism the shareholders should have entered with the Bank into any of the agreements referred to in the “Means to grant the representation” section above.

Once the shareholder has entered into any of the referred agreements and holds the corresponding passwords and electronic signature, the shareholder may, through the “Shareholders’ Meeting” section of the Bank’s website (www.gruposantander.com), vote via a distance in connection with the agenda items of the Shareholders’ Meeting.

(ii)	Delivery or postal correspondence:To vote via a distance by delivery or postal correspondence, the shareholders must fill in and sign section “Vote via a distance” of the attendance, representation and vote card delivered in paper by the Bank. The card duly executed must be presented in any office of the Bank or delivered by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

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Item 4

Other provisions

(i)	Term for the receipt by the Company: For its validity and in accordance with the By-laws, the via a distance delegation of the right to attend as well as via a distance voting (either electronic or by delivery or postal correspondence) must be received by the Company before midnight of the third calendar day prior to the day provided for the holding of the Shareholders’ Meeting upon first call, i.e., no later than October 17th, 2004.

Pursuant to the Regulations of the Shareholders’ Meetings, after October 17, 2004, representations granted in writing using the representation card issued in paper by the Bank shall only be admitted if delivered to the personnel in charge of the shareholder registry on the day and place the Shareholders’ Meeting is held, and within one hour prior to the time provided for the commencement thereof.

(ii)	Preference rules among representation, vote via a distance and personal attendance to the Shareholders’ Meeting

a)	Personal attendance at the Shareholders’ Meeting by a shareholder who voted or granted a representation via a distance prior to the Shareholders’ Meeting (regardless of the via a distance means used) shall invalidate such vote or representation.

b)	Furthermore, the vote, independently of its casting means, shall invalidate any written or electronic grant of a representation, either previous (in which case the representation shall be deemed revoked) or subsequent (which shall be deemed not made).

c)	In the event that a shareholder grants a representation electronically, on the one hand, and by writing on a paper representation card, on the other, the latter shall prevail over the former, regardless their respective dates.

d)	The handwritten vote validly issued in the card printed out in paper will invalidate the prior or subsequent electronic vote.

(iii)	Once the via a distance vote has been issued, this vote cannot be modified, except with the personal attendance to the Shareholders’ Meeting of the shareholder that issued the vote or, in the event of electronic vote, also by subsequent vote by attendance, representation and vote card (delivery or postal correspondence).

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(iv)	Should electronic means be used, only one electronic act will be accepted for each type of operation (delegation and vote).

(v)	Shareholders who are legal entities and non-residents in Spain should consult the Shareholders Line (Línea de Accionistas) in order to adapt the mechanisms for via a distance voting and representation mechanisms to their particular situation, with the proper guarantees.

(vi)	It is the Shareholder’s exclusive responsibility the custody of the passwords to access and use the electronic representation and vote system. In the event the shareholder is a legal entity, this shareholder must notify any amendment or revocation of its representative faculties and, therefore, the Bank rejects any responsibility until such communication is made.

(vii)	The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and representations when technical or safety reasons so require.

(viii)	The Bank shall not be responsible for the prejudice that may occur to a shareholder arising from malfunctions, overloads, fallen lines, connection failures or any other like or similar circumstance, which is not within the control of the Bank, and which prevents the use of the mechanisms for electronic voting and representations.

     For further information on via a distance voting and representations, shareholders can refer to the website of the Company (http://www.gruposantander.com), to the e-mail address junta.accionistas@gruposantander.com, to the telephone number of the Shareholders Help Line 902 11 17 11 or to the Shareholders Office at Paseo de la Castellana, 86 – 28046 Madrid.

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Item 4

Information rights

     Additionally to section 112 of the Companies Law, shareholders are entitled to examine at the Bank registered office, following publication of this announcement and in connection with the First item of the Agenda, the full text of the documents referred to in sections 144.1.c), 155 and 159 of the Companies Law, and to request the remittance, free of charge, of those documents. Therefore, the Directors’ report in connection with the capital increase so which the First item of the Agenda refers, together with the corresponding proposal of resolution (sections 144.1 c), 155 and 159 of the Companies Law) and the report issued by an Auditor, appointed by the Companies Register and different from the Auditor of the Company, regarding the exclusion of the preferential subscription right (section 159 of the Companies Law) will be available for shareholders.

     According to the provisions of the Regulations of the Shareholders’ meeting any request made in accordance with the Shareholders’ information right can be made via e-mail forwarded to junta.accionistas@gruposantander.com, in which case and in order to ensure that this system includes adequate assurances regarding authenticity and the identity of the Shareholder exercising such right to receive information he/she shall include in the e-mail his/her name and surname (or corporate name), Tax Identity Number and the number of shares owned. Following the rule established by section 117 of the Law of the Securities Market, and unless the Shareholder suggests otherwise, those information requests received at the above mentioned e-mail address can be attended by the Bank through a direct answer to the e-mail address of the sender Shareholder. It is also possible to demand the information through a written request signed by the Shareholder that is either handed in or delivered through mail to the Bank’s registered office.

Additional information and documents available on the web page

     Independently of the information rights mentioned above, as from the date of this announcement, shareholders may examine at the Bank registered office and request the remittance, free of charge, of the following documents:

(i)	The Scheme Document which, in accordance with English law, has been posted by Abbey to all Abbey shareholders on September 17th, 2004. The original English version of the Scheme Document will be available together with an informative translation into Spanish. This availability of the Scheme Document for its exam, delivery or remittance is understood with the limits to its distribution imposed by capital markets regulations in certain jurisdictions, as it is exposed in the referred document.

(ii)	The consolidated financial statements of Banco Santander Central Hispano, S.A. as of June 30th, 2004, formulated by the Directors (balance as of June 30th, 2004, profit and loss account for the period between January 1st, 2004, and June 30th, 2004, and explanatory notes to the balance and the profit and loss account), together with the correspondent auditor’s report.

     In addition, from the date of the call to meeting, the following documents shall be available for review on the Company’s website (http://www.gruposantander.com):

(i)	The full wording of proposals for resolutions corresponding to all items on the Agenda for the General Shareholders’ Meeting and, in relation to the First item, the documents referred to in sections 144.1.c), 155 and 159 of the Companies Law.

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Item 4

(ii)	The rules applicable to representation and vote via a distance means of communication.

(iii)	The above-mentioned Scheme Document together with an informative translation into Spanish.

(iv)	The consolidated financial statements of Banco Santander Central Hispano, S.A. as of June 30th, 2004, formulated by the Directors (balance as of June 30th, 2004, profit and loss account for the period between January 1st, 2004, and June 30th, 2004, and explanatory notes to the balance and the profit and loss account), together with the correspondent auditor’s report.

Santander, September 29th, 2004

The Secretary General and of the
Board of Directors
Ignacio Benjumea

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 1, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President